SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

Jing Zhang

Mega Hall 2-2901

1 Xiangheyuan Road

Dongcheng District

Beijing 100028

China

Tel: 86-10-8440-7032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP NO. 83408W103

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    83408W103

1.	Name of Reporting Persons I.R.S. Identification No. of above person Photon Group Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,767,000 8. Shared Voting Power 14,673,960 9. Sole Dispositive Power 7,767,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,767,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person CO

CUSIP NO. 83408W103

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $.001 per share (the “Common Stock”), of Sohu.com Inc. (the “Company”), a Delaware corporation. The principal executive offices of the Company are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People’s Republic of China.

Item 2.	Identity and Background.

This Statement is filed by Photon Group Limited (“Photon”), a British Virgin Islands corporation. Photon’s principal offices are located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company.

Photon is a party to the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999 (the “Voting Agreement”). Under rules of the Securities and Exchange Commission, parties to the agreement may be considered members of a “group,” and therefore deemed to be beneficial owners of the shares of common stock held by each other party to the agreement. This Statement acknowledges the existence of the Voting Agreement and the potential attribution of shares of the other parties thereto to Photon; however, the other members of the “group” are not participating in the filing of this Statement. The number of shares beneficially owned by each reporting person with shared voting power reflected above is based upon the number of shares reported as owned by each of Charles Zhang, Maxtech Enterprises Limited and Edward Roberts as the other reported remaining members to the Voting Agreement in Sohu.com Inc.’s proxy statement filed on April 14, 2004. The other members of the “group” did not report their share ownership in the Company’s proxy statement. Any shares they may own are not included in this Statement.

The following information is being supplied for each executive officer and director of Photon, each person controlling Photon and each executive officer and director of any such controlling person.

Name and Position	Residence or Business Address	Principal Occupation or Employment and/or Principal Business	Principal Business and Address of Organization in which such Employment is Conducted, or Address of Principal Office	Citizenship/Place of Organization
Charles Zhang Director of Photon Group Limited	c/o Sohu.com Inc. 7 Jianguomen Nei Avenue, Suite 1519 Tower 2 Bright China Chang An Building Beijing 100005 People’s Republic of China	Chairman of the Board and Chief Executive Officer of Sohu.com Inc., an Internet portal	See Column 2	People’s Republic of China

CUSIP NO. 83408W103

Jing Zhang Director of Photon Group Limited	Mega Hall 2-2901 1 Xiangheyuan Road Dongcheng District Beijing 100028 People’s Republic of China	N/A	N/A	People’s Republic of China
The Neutrino Trust Sole shareholder of Photon Group Limited	P.O. Box 122 Helvetia Court South Esplanade St. Peter Port Guernsey Channel Islands GY1 4EE	Investment Holding Entity	See Column 2	Guernsey
Credit Suisse Trust Limited Trustee of The Neutrino Trust	Helvetia Court South Esplanade St. Peter Port Guernsey Channel Islands	Trustee Administration Services	See Column 2	Guernsey

During the five years prior to the date hereof, no persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, no persons listed above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Photon acquired 7,367,000 shares of Common Stock from Charles Zhang on April 16, 2004 in exchange (the “Exchange”) for one share of capital stock of Photon (the “Share”). In addition, Photon acquired 100,000 shares of Common Stock on May 12, 2004, 200,000 shares of Common Stock on May 13, 2004 and 100,000 shares of Common Stock on May 18, 2004 on the open market for an aggregate cost of approximately $6.95 million. Photon funded these purchases from working capital.

Item 4.	Purpose of the Transaction.

Charles Zhang entered into the Exchange for estate planning purposes. Further to the Exchange, on June 11, 2004, Charles Zhang gifted the Share to The Neutrino Trust. Mr. Zhang received no consideration in exchange for gifting the Share to the Neutrino Trust.

Photon acquired the remaining 400,000 shares of Common Stock for investment purposes. Photon has no present intention to sell any of the shares of Common Stock it beneficially owns. However, it should be noted that the possible activities of Photon are subject to change at any time and from time to time.

CUSIP NO.    83408W103

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: As of the date of this Statement on Schedule 13D, each of the following is the owner of record of the number of shares of Common Stock set forth next to his or its name:

Photon Group Limited	7,767,000 Shares

Charles Zhang	9,542,594[1] Shares

Edward B. Roberts	1,171,147[2] Shares

Maxtech Enterprises Limited	3,960,219[3] Shares

All of the individuals and entities listed above share voting power of the shares of Common Stock which each individual or entity owns of record because such shares are subject to the Voting Agreement.

Percent of Class:

Photon Group Limited	21.3%

Charles Zhang	26.1%

Edward B. Roberts	3.2%

Maxtech Enterprises Limited	10.9%

The foregoing percentages are calculated based on the 36,480,557 shares of Common Stock reported to be outstanding as of April 30, 2004 in the Quarterly Report on Form 10-Q of Sohu.com Inc. for the quarter ended March 31, 2004, as adjusted pursuant to Rule 13d-3(d)(1) of the Act.

(b)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

[1]	Includes 132,001 shares subject to options exercisable within 60 days of March 31, 2004. Includes 1,200,000 shares subject to a variable prepaid forward sales contract Dr. Zhang entered into with Credit Suisse First Boston. Includes 7,767,000 shares beneficially owned by Photon. Dr. Zhang is one of the Directors of Photon and therefore may be deemed to be a beneficial owner of such shares. Dr. Zhang disclaims beneficial ownership of such shares.

[2]	Includes 85,400 shares subject to options held by Edward B. Roberts which are exercisable within 60 days of March 31, 2004. Includes 553,060 shares held by Dr. Roberts (including the 85,400 shares subject to options and 400,000 shares subject to a variable prepaid forward sales contract with SmithBarney/Citigroup), 309,087 shares held by the Edward B. Roberts Trust—2003, dated as of October 3, 2003, and 309,000 shares held by the Nancy H. Roberts Trust—2003, dated as of October 3, 2003. Dr. Roberts and his wife, Nancy Roberts, are the trustees of both trusts.

[3]	Includes 1,500,000 shares subject to a variable prepaid forward sales contract agreement Maxtech entered into with CSFB Capital LLC.

CUSIP NO. 83408W103

Photon Group Limited	7,767,000 Shares

Charles Zhang	1,775,594 Shares

Edward B. Roberts	1,171,147 Shares

Maxtech Enterprises Limited	3,960,219 Shares

(ii) shared power to vote or to direct the vote:

Photon Group Limited	14,673,960 Shares

Charles Zhang	14,673,960 Shares

Edward B. Roberts	14,673,960 Shares

Maxtech Enterprises Limited	14,673,960 Shares

(iii) sole power to dispose or to direct the disposition of:

Photon Group Limited	7,767,000 Shares

Charles Zhang	1,775,594 Shares

Edward B. Roberts	1,171,147 Shares

Maxtech Enterprises Limited	3,960,219 Shares

(iv) shared power to dispose or to direct the disposition of:

Photon Group Limited	0 Shares

Charles Zhang	0 Shares

Edward B. Roberts	0 Shares

Maxtech Enterprises Limited	0 Shares

Photon Group Limited expressly disclaims beneficial ownership of any shares of Common Stock of Sohu.com Inc., except for any shares held directly of record or as discussed above.

(c)	The following transactions have been effected during the past 60 days:

Photon Group Limited

Photon acquired 7,367,000 shares of Common Stock from Charles Zhang on April 16, 2004 in exchange for one share of capital stock of Photon. In addition, Photon acquired 100,000 shares of Common Stock on May 12, 2004 (purchase price of $16.25 per share), 200,000 shares of Common Stock on May 13, 2004 (purchase price of $17.574 per share) and 100,000 shares of

CUSIP NO. 83408W103

Common Stock on May 18, 2004 (purchase price of $18.093 per share) on the open market for an aggregate cost of approximately $6.95 million.

Charles Zhang

Charles Zhang transferred 7,367,000 shares of Common Stock to Photon Group Limited on April 16, 2004 in exchange for one share of capital stock of Photon Group Limited.

On May 18, 2004, Charles Zhang exercised options for (i) 31,250 shares of Common Stock at an exercise price of $8.39 per share, (ii) 130,000 shares of Common Stock at an exercise price of $1.81 per share and (iii) 49,218 shares of Common Stock at an exercise price of $1.18 per share. On May 20, 2004, Charles Zhang exercised options for 223,125 shares of Common Stock at an exercise price of $0.95 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Photon, Charles Zhang, Edward B. Roberts and Maxtech Enterprises Limited are all parties to the Voting Agreement, pursuant to which the parties have agreed to vote their shares of Common Stock in favor of the nominee for directors selected by Maxtech Enterprises Limited.

On August 4, 2003, Charles Zhang entered into a variable prepaid forward sales contract with Credit Suisse First Boston with respect to 1,200,000 shares of Common Stock. As disclosed on a Form 4 filed by Dr. Zhang with the Securities and Exchange Commission (the “SEC”) on August 6, 2003, Dr. Zhang pledged the 1,200,000 shares to Credit Suisse First Boston pursuant to the variable prepaid forward sales contract under which he received average consideration of $35.6908 per share. Depending on the common stock market price on August 4, 2006, Dr. Zhang may receive additional consideration for such shares. In addition, the sale price relating to the shares was $35.6908, which is the weighted average price based on 330,751 shares at $38.3331 and 869,249 shares at $34.6854.

On August 14, 2003, Maxtech Enterprises Limited entered into a variable prepaid forward sales contract agreement with CSFB Capital LLC (“CSFB”) with respect to 1,500,000 shares of Common Stock. As disclosed on a Form 4 filed by Maxtech with the SEC on August 18, 2003, the variable prepaid forward sales contract provides that Maxtech will be required to deliver the 1,500,000 shares to CSFB in August 2004, except that the number of shares to be delivered will be reduced (if applicable and subject to applicable adjustments) if the average price of the Company’s shares is between $25.8145 and $36.78 for a specified period prior to the delivery date.

On May 28, 2003, Edward B. Roberts entered into a variable prepaid forward sales contract with SmithBarney/Citigroup with respect to 400,000 shares of Common Stock. As disclosed on a Form 4 filed by Dr. Roberts on May 30, 2003, the variable prepaid forward sales contract provides that Dr. Roberts received (i) $20.03 per share for 200,000 of such shares and depending on the common stock market price on May 31, 2005, Dr. Roberts may receive additional consideration for such 200,000 shares and (ii) $19.44 per share for 200,000 of such shares and

CUSIP NO.            83408W103

depending on the common stock market price on May 30, 2006, Dr. Roberts may receive additional consideration for such 200,000 shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement, dated October 18, 1999

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004

PHOTON GROUP LIMITED

By:	/s/ Jing Zhang
Name: Jing Zhang
Title: Director

EXHIBIT 1

SOHU.COM INC.

SECOND AMENDED AND RESTATED STOCKHOLDERS’ VOTING AGREEMENT

This Second Amended and Restated Stockholders’ Voting Agreement, (the “Agreement”) is made as of October 18, 1999 by and among Sohu.com Inc., a Delaware corporation (the “Company”) formerly known as Internet Technologies China Incorporated, the persons listed as Investors on Exhibit A (the “Investors”) and Charles Zhang, Brant Binder, Nicholas Negroponte and Edward B. Roberts (the “Founders”). The Investors and the Founders will be referred to herein collectively as the “Holders.”

WHEREAS, the Investors are parties to (a) a Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”) dated as of March 10, 1998 between the Company and the Investors named therein (b) a Series B-1 Preferred Stock Purchase Agreement (the “Series B-1 Purchase Agreement”) dated as of August 18, 1998 between the Company and the Investor named therein or (c) a Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) dated as of the date hereof between the Company and the Investors named therein;

WHEREAS, the Company and the Investors which are parties to the Series B Purchase Agreement and the Series B-1 Purchase Agreements (the “Initial Investors”) are parties to an Amended and Restated Stockholders’ Voting Agreement dated as of August 18, 1998 (the “First Amended and Restated Stockholders’ Voting Agreement”);

WHEREAS, certain of the obligations of the Company and of the Investors which are parties thereto under the Series C Purchase Agreements (the “Additional Investors”) are conditioned upon the amendment and restatement of the First Amended and Restated Stockholders’ Voting Agreement to add the Additional Investors as parties and to make such additional changes as are set forth herein; and

WHEREAS, the Company and the Initial Investors wish to amend and restate the First Amended and Restated Stockholders’ Voting Agreement as set forth herein and the parties hereto wish to have this Agreement govern certain voting by the Holders in elections for directors of the Company and to clarify certain provisions of the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”).

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the parties hereto agree as follows:

1. Voting.

1.1 In all elections of Directors of the Company held during the term of this Agreement (whether at a meeting or by written consent in lieu of a meeting), each of the Holders unconditionally agrees to vote all shares of the Company’s Common Stock, $.01 par value

“Common Stock”), and all shares of the Company’s Preferred Stock, $.01 par value (“Preferred Stock”), and any other voting securities of the Company now owned or hereafter acquired or controlled by it or him, whether by purchase, conversion of other securities, exercise of rights, warrants or options, stock dividends or otherwise, to elect to the Board of Directors of the Company (i) at least one nominee selected by Intel Corporation (“Intel”), (ii) at least one nominee selected by the holders of a majority in interest of such voting securities held by Harrison Enterprises Inc. (“Harrison”) and Kummell Investments Limited (“Kummell”), and (iii) at least one nominee selected by Dow Jones & Company, Inc. (“Dow Jones”).

1.2 No Holder will vote to remove any member of the Board of Directors of the Company designated in accordance with the foregoing provisions of this Section, other than for cause, unless the person or persons entitled to nominate or approve that Director so votes or otherwise consents, and, if the person or persons so entitled to nominate or approve so votes or otherwise consents, then all Holders will vote likewise.

1.3 Without the approval of the holders of a majority of the Preferred Stock purchased by Intel pursuant to the Series B Purchase Agreement and the holders of a majority of the Preferred Stock purchased by Kummell pursuant to the Series B Purchase Agreement, the Company will not take, and no Holder will vote in favor of, any action which:

(i) increases the number of authorized shares of the Series B Convertible Preferred Stock of the Company (the “Series B Preferred”) or amends or changes the rights, preferences, powers, privileges or restrictions of the Series B Preferred;

(ii) authorizes, creates or issues shares of any class or series of stock having a preference superior to or on a parity with the Series B Preferred;

(iii) reclassifies stock into shares having a preference over or on a parity with the Series B Preferred;

(iv) amends the Company’s Certificate of Incorporation in a manner that adversely affects the rights of the Series B Preferred;

(v) results in a merger or consolidation of the Company with one or more other corporations or other entities in which the stockholders of the Company immediately prior to such merger or consolidation hod stock representing less than a majority of the voting power of the outstanding shares of the Company or resulting entity immediately after such merger or consolidation;

(vi) results in the sale or other transaction in a single transaction or a series of related transactions of all or substantially all of the assets of the Company, or otherwise results in the reorganization of the Company;

(vii) results in the dissolution, liquidation or winding up of the Company;

(viii) declares or pays a dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock);

(ix) results in the incurrence of indebtedness in excess of $50,000;

(x) materially alters or changes the strategic direction or business operations of the Company in a manner that is not contemplated by the Company ‘s most recent board-approved business plan; or

(xi) amends ARTICLE IX (“Indemnification”) of the Company’s By-Laws.

1.4 Without the approval of the holders of a majority of the Series C Convertible Preferred Stock of the Company (the “Series C Preferred”), the Company will not take, and no Holder will vote in favor of, any action which:

(i) increases the authorized number of shares of the Series C Preferred or amends or changes the rights, preferences, powers, privileges or restrictions of the Series C Preferred;

(ii) authorizes, creates or issues shares of any class or series of stock having a preference superior to or on a parity with the Series C Preferred;

(iii) reclassifies stock into shares having a preference over or on a parity with the Series C Preferred;

(iv) amends the Company’s Certificate of Incorporation in a manner that adversely affects the rights of the Series C Preferred

(v) results in a merger or consolidation of the Company with one or more other corporations or other entities in which the stockholders of the Company immediately prior to such merger or consolidation had stock representing less than a majority of the voting power of the outstanding shares of the Company or resulting entity immediately after such merger or consolidation;

(vi) results in the sale or other transaction in a single transaction or a series of related transactions of all or substantially all of the assets of the Company, or otherwise results in the reorganization of the Company;

(vii) results in the dissolution, liquidation or winding up of the Company;

(viii) declares or pays a dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock);

(ix) results in the incurrence of indebtedness in excess of $50,000;

(x) materially alters or changes the strategic direction or business operations of the Company in a manner that is not contemplated by the Company’s most recent board-approved business plan; or

(xi) amends the indemnification provisions of the Company’s By-Laws.

2. Legend. For so long as this Agreement is in effect, each certificate representing shares of Common Stock, Preferred Stock or other voting securities of the Company now or hereafter owned by a Holder or any transferee of a holder will be endorsed with the following legend:

VOTING OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS’ VOTING AGREEMENT BY AND AMONG THE STOCKHOLDER, THE COMPANY AND CERTAIN HOLDERS OF STOCK OF THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

3. Termination.

(i) The obligations of the Holders as to clause (i) of Section 1.1 above will terminate at such time as Intel does not hold either (a) at least 50% of the Preferred Stock purchased by it pursuant to the Series B Purchase Agreement or (b) at least 50% of the Preferred Stock purchased by it pursuant to the Series C Purchase Agreement or, in either such case, Common Stock into which any such Preferred Stock has been converted.

(ii) The obligations of the Holders as to clause (ii) of Section 1.1 above will terminate at such time as Harrison and Kummell do not between them hold either (a) at least 50% of the Preferred Stock purchased by them pursuant to the Series B Purchase Agreement or (b) at least 50% of the Preferred Stock purchased by them pursuant to the Series C Purchase Agreement or, in either such case, Common Stock into which any such Preferred Stock has been converted.

(iii) The obligations of the Holders as to clause (iii) of Section 1.1 above will terminate at such time as Dow Jones does not hold either (a) at least 50% of the Preferred Stock purchased by it pursuant to the Series B Purchase Agreement or (b) at least 50% of the Preferred Stock purchased by it pursuant to the Series C Purchase Agreement or, in either such case, Common Stock into which any such Preferred Stock has been converted.

(iv) Sections 1.1 and 1.2 of this Agreement will terminate in their entirety at such time as none of Intel, Harrison and Kummell together, or Dow Jones holds at least 50% of the aggregate amount of Preferred Stock so purchased by it or, in any such case, Common Stock into which any such Preferred Stock has been converted.

4. Miscellaneous.

4.1 Specific Performance; Other Rights. The Company and the Holders recognize that the rights of the parties under this Agreement are unique, and accordingly Intel, Harrison and Kummell and Dow Jones will, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance to the extent permitted by law. Except as provided herein, this Agreement is not intended to limit or abridge any rights of the parties which may exist apart from this Agreement.

4.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

4.3 Obligations of Transferees. This Agreement and the obligations of the parties hereunder shall be binding upon the parties hereto and, their respective successors, assigns, and transferees.

4.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

4.5 Attorney Fees. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

4.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.7 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization of shares by the Company occurring after the date of this Agreement.

4.8 Aggregation of Stock. All shares of Common Stock held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

4.9 Termination of the First Amended and Restated Stockholders’ Voting Agreement. The First Amended and Restated Stockholders’ Voting Agreement is hereby terminated in its entirety and replaced by this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SOHU.COM INC.

By:
Charles Zhang
President

INVESTORS:

(Printed Name of Investor )

By:
Name:
Title:

FOUNDERS:

(Signature of Founder)

(Printed Name of Founder)

[SIGNATURE PAGE TO SECOND AMENDED AND RESTATED

STOCKHOLDERS’ VOTING AGREEMENT]

Exhibit A

List of Investors

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95052 Attn: M&A Portfolio Manager – M/S RN6-46 Attn: Treasurer & General Counsel Fax: (408) 765-6038

2200 Mission College Blvd.

Mail Stop SC4-203

Santa Clara, CA 95052

Attn: General Counsel

Fax Number: (408) 765-1859

and

Gibson, Dunn & Crutcher LLP

1530 Page Mill Road

Palo Alto, CA 94304

Attn: Gregory T. Davidson

Fax Number: (650) 849-5333

Harrison Enterprises Inc. 5 Norma Lane Dix Hills, NY 11746 Fax Number: (516) 424-5941

Exhibit A

List of Investors (continued)

Kummell Investments Limited Suite 835A, Europort Gibraltar (via London) Fax Number: 350-736-25 Phone Number: 350-734-40

With copies to:

Alice Li

Springfield Financial Advisory Ltd.

22/F Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

Fax: (852) 2881-5741

Phone Number: 852-2576-6800

And

McCarthy Legal Services LLC

1188 Centre Street

Newton Centre, MA 02159

Fax:(617) 244-2889

Phone: (617) 244-2800

Attention: Paul G. Igoe

And

Terry Morris

T. Morris & Company

200 Putnam Street, Suite 600

Marietta Ohio, 45750

Phone: 741-373-8818

Fax: 741-373-3707

PTV-China, Inc. c/o IDG-Asia One Exeter Plaza The Penthouse Suite Boston, Massachusetts 02116 Attention: Mr. Quan Zhou, President Tel: (617) 534-1243

Dow Jones & Company, Inc. 200 Liberty Street New York, New York 10281 Attn: President, International	with a copy to: Dow Jones & Company, Inc. 200 Liberty Street New York, New York 10281 Attn: Legal Department

The Roberts Family Trust c/o Edward B. Roberts, trustee The Heritage Apartment 1102 300 Boylston Street Boston, MA 02116 Fax: (617) 426-9107 Phone: (617) 482-0671

Brant C. Binder c/o Trust Company of the West 200 Park Avenue Suite 2200 New York, NY 10166 Fax: (212) 771-4024 Phone: (212) 771-4177

Nicholas Negroponte c/o MIT Media Lab 20 Ames Street, E15-208 Cambridge, MA 02139